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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
MAR 18 2013
Washington DC
405





13030985

ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC FILE NUMBER
8-49900

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Activa Capital Markets, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

777 Brickell Avenue, Suite 1270
(No. and Street)

Miami	Florida	33131
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Oilda Hernandez 305-377-2951
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kaufman Rossin & Co., P.A.
(Name - *if individual, state last, first, middle name*)

2699 S. Bayshore Drive	Miami	Florida	33133
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in the United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17 a-5(e) (2)

Potential persons who are to respond to the collection of information Contained in this form are not required to respond unless the form Displays a currently valid OMB control number

OATH OR AFFIRMATION

I, Oilda C. Hernandez, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Activa Capital Markets, Inc., as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions

(Signature)

President

(Title)

(Notary Public)

Oilda C. Hernandez is personally known to me March 15, 2013.



Barbara J. Riesberg
COMMISSION # EE 142846
EXPIRES: NOV. 01, 2015
WWW.AARONNOTARY.com

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (Cash Flows)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditors' report on internal control required by SEC Rule 17a-5.

** *For conditions of confidential treatment of certain portions of this filing. See section 240.17a-5(e)(3).*

A report containing a statement of financial condition has been included; accordingly it is requested that this report be given confidential treatment.

Activa Capital Markets, Inc.

Statement of Financial Condition

December 31, 2012

KAUFMAN ROSSIN & CO.
PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

CONTENTS

INDEPENDENT AUDITORS' REPORT

Activa Capital Markets, Inc.
Miami, Florida

We have audited the accompanying statement of financial condition of Activa Capital Markets, Inc. as of December 31, 2012, and the related notes to the statement of financial condition.

Management's Responsibility for the Statement of Financial Condition

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

KAUFMAN
ROSSIN &
CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Activa Capital Markets, Inc. as of December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

Emphasis-of-matter Regarding Going Concern

The accompanying statement of financial condition has been prepared assuming that Activa Capital Markets, Inc. will continue as a going concern. As discussed in Note 2 to the statement of financial condition, Activa Capital Markets, Inc. has incurred losses from operations for two consecutive years and is dependent on capital contributions to maintain its regulatory net capital requirements and liquidity. These conditions raise substantial doubt about its ability to continue as a going concern. Management's plans regarding those matters are described in Note 2. The statement of financial condition does not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to that matter.



KAUFMAN
ROSSIN &
CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

Miami, Florida
March 14, 2013

ACTIVA CAPITAL MARKETS, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

ASSETS		
CASH (NOTE 5)	$	166,049
RECEIVABLE FROM BROKER (NOTE 5)		26,718
DEPOSIT AT BROKER (NOTE 5)		250,675
PROPERTY AND EQUIPMENT (NOTE 4)		20,853
OTHER ASSETS		62,001
	$	526,296

LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES		
Accounts payable and accrued liabilities	$	41,668
COMMITMENT AND CONTINGENCIES (NOTE 6)		
STOCKHOLDER'S EQUITY		484,628
	$	526,296

See accompanying notes.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business and Organization

Activa Capital Markets, Inc. (the Company) is a registered broker-dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA). The Company acts in an agency capacity, buying and selling securities for its customers and charging a commission. The Company also sells listed equities, over the counter equities, mutual funds and corporate bonds to institutional and retail investors, primarily on a riskless principal basis. The Company also performs investment banking services. As of February 26, 2013, and from January 1, 2012 through July 30, 2012, the Company is a wholly owned subsidiary of Activa Capital Group LLC (the Parent). From August 1, 2012 through February 25, 2013, the Company was owned by Western Capital Holdings Corp (Western).

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the requirements of these organizations.

Securities Transactions

Securities transactions, along with related commission income and clearing costs, are reported on trade date basis.

Investment Banking Income

The Company recognizes its revenue as services are provided or upon successful completion of certain investment banking transactions.

Property and Equipment

Property and equipment is recorded at cost. Expenditures for major betterments and additions are charged to the asset accounts, while replacements, maintenance and repairs which do not improve or extend the lives of the respective assets are charged to expense as incurred.

Depreciation

Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which range from five to ten years.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Commission Advances

At December 31, 2012, the Company has advanced $36,000 to a broker. These advances, included in other assets in the accompanying statement of financial condition, are unsecured and do not bear interest. These advances are to be applied against payment of the broker's 2013 compensation. The carrying amount of these advances may be reduced by an allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all advance balances and based on assessment of current credit worthiness, estimates the portion, if any, of the balance that will not be collected. Commission advances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. As management believes that the advances are fully collectible and are therefore stated at net realizable value, management has not recorded an allowance on these advances.

Income Taxes

The Company accounts for income taxes under the liability method. Deferred tax assets and liabilities are provided for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Deferred tax assets, net of a valuation allowance, are recorded when management believes it is more likely than not that the tax benefits will be realized. Realization of the deferred tax assets is dependent upon generating sufficient taxable income in the future. The amount of deferred tax asset considered realizable could change in the near term if estimates of future taxable income are modified.

The Company assesses its tax positions in accordance with *"Accounting for Uncertainties in Income Taxes"* as prescribed by the Accounting Standards Codification, which provides guidance for financial statement recognition and measurement of uncertain tax positions taken or expected to be taken in a tax return for open tax years (generally a period of three years from the later of each return's due date or the date filed) that remain subject to examination by the Company's major tax jurisdictions. Generally, the Company is no longer subject to income tax examinations by its major taxing authorities for years before 2009.

The Company assesses its tax positions and determines whether it has any material unrecognized liabilities for uncertain tax positions. The Company records these liabilities to the extent it deems them more likely than not to be incurred. Interest and penalties related to uncertain tax positions, if any, would be classified as a component of income tax expense.

The Company believes that it does not have any significant uncertain tax positions requiring recognition or measurement in the accompanying statement of financial condition.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the statement of financial condition date. Actual results could differ from those estimates.

NOTE 2. GOING CONCERN

The Company has incurred losses from operations for two consecutive years. During 2012, the Company required capital contributions from its owner in order to meet its regulatory net capital requirements. The Company's ongoing liquidity position is significantly dependent upon the availability of continued funding from its Parent in the absence of achieving profitable operations. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management is focusing efforts into entering additional referral agreements in order to obtain clients, projects or transactions that require broker-dealer services. Additionally, the Company plans to expand its investment banking services and increase its assets under management. Management believes that these steps will increase revenues, improve the results of operations and provide cash flows to service its obligations. The accompanying statement of financial condition does not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

NOTE 3. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires that "Net Capital", as defined, shall be at least the greater of $100,000 or 6 2/3% of "Aggregate Indebtedness", as defined. At December 31, 2012, the Company's Net Capital was $396,762 which exceeded the requirements by $296,762. The ratio of "Aggregate Indebtedness" to "Net Capital" was 0.11 to 1 at December 31, 2012.

NOTE 4. PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2012 consisted of the following:

Office and computer equipment	$	49,732
Furniture		21,964
		71,696
Less: accumulated depreciation	(	50,843)
	$	20,853

NOTE 5. RISK CONCENTRATIONS

Clearing and Depository Concentrations

The clearing and depository operations for the Company's securities transactions are provided by a brokerage firm, whose principal office is in Dallas, Texas. At December 31, 2012, the amount receivable from broker and the deposit at broker as reflected in the accompanying statement of financial condition, are due from and held by this brokerage firm.

Deposits with Financial Institutions

The Company may during the course of operations, maintain cash deposits in excess of federally insured limits.

Other Risk Concentrations

In the normal course of business, the Company's customer activities involve the execution of securities transactions, all settlement and financing activities of various customer securities transactions is conducted by the Company's clearing firm. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company's clearing firm monitors required margin levels daily and, pursuant to such guidelines, the clearing firm notifies the Company to require the customer to deposit additional collateral or reduce positions when necessary.

NOTE 6. COMMITMENT AND CONTINGENCIES

Lease Commitment

In October 2011, the Company entered into a non-cancelable operating lease for an office facility in Miami, Florida, beginning April 2012 and expiring June 2017.

The approximate future minimum rentals under the lease for the years subsequent to December 31, 2012 are as follows:

2013	$ 104,000
2014	80,000
2015	110,000
2016	114,000
2017	58,000
	$ 466,000

Contingencies

The Company is currently undergoing a FINRA examination, including, but not limited to, the Company's compliance with applicable laws and regulations relating to anti-money laundering regulations, trading activities on behalf of a foreign broker-dealer, and rules for changes of control of the Company. The Company is in the process of addressing the FINRA requests and the examination is ongoing and the ultimate outcome of these matters and their effect upon the Company's financial condition cannot presently be determined.

As discussed in note 1, during 2012 the ownership of the Company changed. In connection with the change in ownership, the Company submitted a continuing membership application to FINRA, which outlined the change in ownership. On January 30, 2013, the Company was notified by FINRA that they denied the application relating to the change in ownership and the Company had 25 days to file a written request for a review of this decision. On February 26, 2013, the Parent and Western entered into an agreement whereby the Parent repurchased all of the issued and outstanding shares of the Company from Western. The ultimate resolution of the FINRA objection to the change in ownership cannot presently be determined.

The accompanying statement of financial condition does not give effect to any adjustments which may be necessary as a result of the ultimate outcome of these matters.

NOTE 7. INCOME TAXES

At December 31, 2012, the Company has a deferred tax asset of approximately $338,000 relating to its net operating loss carryforward. A valuation allowance in the same amount has been recorded as management believes it is more likely than not that the tax benefits may not be realized. At December 31, 2012, the Company has a net operating loss carry forward of approximately $905,000. The net operating loss carryforward, if not used, begins expiring in 2026.


SEE BEYOND THE NUMBERS

KAUFMAN
ROSSIN &
CO. PROFESSIONAL ASSOCIATION

CERTIFIED PUBLIC ACCOUNTANTS

www.kaufmanrossin.com